SCHEDULE 13D

Under the Securities Exchange Act of 1934

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Issuer)

Common Shares, $0.01 stated value

(Title of Class of Securities)

23422P106

(CUSIP Number)

La Bella Holdings LLC

c/o GO7 Brands LLC

400 Plaza Drive, 1st Floor

Secaucus, New Jersey 07094

Attn: Richard Thompson, Principal

with a copy to:

Frederick Tanne

Jeffrey Symons

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

May 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) La Bella Holdings LLC I.R.S. Identification No. 20-8910866

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000 (See Note 1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000 (See Note 1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.814%

14.	Type of Reporting Person (See Instructions) IV

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates VII, L.P I.R.S. Identification No. 01-0805257

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000 (See Note 1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000 (See Note 1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.814%

14.	Type of Reporting Person (See Instructions) IV

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KEP VI, LLC I.R.S. Identification No. 13-4003575

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000 (See Note 1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000 (See Note 1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.814%

14.	Type of Reporting Person (See Instructions) IV

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GO7 Brands LLC I.R.S. Identification No. 20-4857811

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000 (See Note 1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000 (See Note 1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.814%

14.	Type of Reporting Person (See Instructions) IV

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso GP VII, LLC I.R.S. Identification No. 01-0805248

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000 (See Note 1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000 (See Note 1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.814%

14.	Type of Reporting Person (See Instructions) IV

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso GP VII, L.P. I.R.S. Identification No. 01-0805251

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000 (See Note 1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000 (See Note 1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.814%

14.	Type of Reporting Person (See Instructions) IV

Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person  that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units.  See Items 1 and 4.

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Item 1.  Security and Issuer

This initial statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, Par Value $0.01 Per Share (the “Common Stock”) of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the "Issuer").  The Issuer's principal executive offices are located at One Pasta Avenue, Carrington, North Dakota 58421.

Item 2.  Identity and Background

This schedule is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(a)           La Bella Holdings LLC, a Delaware limited liability company (the “Reporting Person” or “LBH”);

(b)           Kelso Investment Associates VII, L.P., a Delaware limited partnership (“Kelso VII”);

(c)           Kelso GP VII, L.P, a Delaware limited partnership (“Kelso GP LP”);

(d)           Kelso GP VII, LLC, a Delaware limited liability company (“Kelso GP LLC”);

(e)           KEP VI, LLC, a Delaware limited liability company (“KEP” and, together with Kelso VII, Kelso GP LP and Kelso GP LLC , the “Kelso Entities”); and

(f)            GO7 Brands LLC, a Delaware limited liability company (“GO7” and together with the Kelso Entities, the “Covered Persons”).

LBH’s principal executive offices are located at c/o GO7 Brands LLC, 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.  LBH is a limited liability company that was established for the purpose of making an investment in the Issuer.  The Kelso Entities’ principal executive officers are located at c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

Kelso VII and KEP are two private investment funds affiliated with Kelso & Company, L.P., a Delaware limited partnership and a private investment firm specializing in acquisition transactions.  The principal business of Kelso GP LP is serving as the general partner of Kelso VII.  The principal business of Kelso GP LLC is serving as the general partner of Kelso GP LP.

GO7 is a consumer packaged goods operating and consulting company as well as an investor in certain consumer products companies.  GO7 Brands LLC is managed by its managing member, Richard Thompson.

GO7 and the Kelso Entities own membership interests in LBH and, by virtue of their right to appoint designees to LBH’s board of managers, may be deemed to have control over Buyer.

LBH, GO7 and the Kelso Entities are together referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 3 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1)

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under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the Stock Purchase Agreement, dated February 9, 2007, by and among the Issuer, MVC Capital, Inc., a Delaware corporation (“MVC”) and LBH (the “Stock Purchase Agreement”), LBH purchased 1,000,000 shares of Common Stock for an aggregate purchase price of $10,000,000.  The shares were acquired with corporate funds of LBH.

Item 4.  Purpose of the Transaction.

The Reporting Person purchased the shares of Common Stock based on its belief that the Common Stock represents an attractive investment opportunity.

Consistent with its investment purpose, the Reporting Person may engage in communications with one or more officers, directors, representatives or shareholders of the Issuer regarding the Issuer, including but not limited to its operations and its business, financial, and strategic plans.  The Reporting Person may discuss ideas that, if effected, may result in one or more of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

In connection with LBH’s investment in the Issuer, the Issuer agreed to appoint one designee of LBH to its board of directors, so long as LBH beneficially owns 50% or more of the Common Stock acquired by LBH pursuant to the Stock Purchase Agreement.  LBH will name its designee to the Issuer’s board of directors at the next regularly scheduled board meeting.  In addition, so long as LBH beneficially owns 50% or more of the Common Stock acquired pursuant to the Stock Purchase Agreement, a representative designated by LBH may attend as an observer at all meetings of the Issuer’s board of directors and is entitled to receive all written materials in connection with such meetings.

Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Person expects to evaluate on an ongoing basis, subsequent developments affecting the Issuer, the Issuer’s financial condition, business operations and prospects, conditions in the securities market generally, general economic and industry conditions, other investment and business opportunities available to the Reporting Person and other factors.  Accordingly,

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the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate, and to consider and take various possible alternative courses of action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing, including those which may result in one or more of the events set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  In particular, the Reporting Person may, subject to the restrictions contained in the securities laws, at any time and from time to time acquire additional shares of the Issuer’s Common Stock or securities convertible or exchangeable for the Common Stock in public or private transactions; dispose of Shares of the Common Stock or other securities in public or private transactions.  Any such transactions may be effected at any time and from time to time, and on such terms as the Reporting Person may deem advisable.

Item 5.  Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

(a)           The aggregate percentage of the Common Stock reported owned by the Reporting Person named herein is based upon 10,189,932 shares of Common Stock outstanding as of May 9, 2007 (as provided by the Issuer and, including the 1,000,000 shares of Common Stock to which this Schedule 13D relates).

As of the close of business on May 9, 2007, the Reporting Person owns 1,000,000 shares of Common Stock, constituting approximately 9.814% of the shares of Common Stock outstanding.

(b)           The Reporting Person has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it in this Schedule 13D.

(c)           During the past 60 days, the Reporting Person purchased 1,000,000 shares of Common Stock in private transactions as set forth below:

Date	Number of Shares	Price per Share
05/09/07	1,000,000	$10.00

Except as set forth above, no other transactions in the Common Stock were effected during the past sixty days by the Reporting Person or the Covered Persons.

(d)           No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or any Covered Person.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the investment, the Issuer and LBH entered into a Registration Rights Agreement, dated May 9, 2007 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed, among other things, to (i) file, as soon as practicable following receipt of written notice requesting that the Company file a registration statement as required by the Registration Rights Agreement, a registration statement (the “Registration Statement”) with the SEC to register resales under the Securities

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Act of 1933 of the Common Stock, (ii) use its best efforts to cause the Registration Statement to become effective as soon as practicable (and in no event later than three (3) months) after such filing, and (iii) use its reasonable best efforts to cause the Registration Statement to remain continuously effective until the earlier of (1) the date on which all shares of Common Stock purchased by LBH have been resold under the Registration Statement, and (2) the date on which all such shares may be resold without restriction or limitation.  All fees and expenses of such registration will be borne by the Issuer.  LBH will be entitled to customary indemnification from the Issuer against certain liabilities.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

Pursuant to the Stock Purchase Agreement, as long as LBH beneficially owns at least 50% of the shares of the Common Stock purchased thereunder, LBH has a first right to fund a pro rata portion of any convertible debt or equity funding that the Company may propose to issue, subject to certain existing rights and arrangements. Under the terms of the Stock Purchase Agreement, LBH’s “pro rata share” means, at any time, the quotient obtained by dividing (i) the number of shares of Common Stock and Preferred Stock held by LBH at such time by (ii) the aggregate number of shares of Common Stock and Preferred Stock held by the all purchasers entitled to such right.

The information set forth, or incorporated by reference, in Items 4 and 5 is also hereby incorporated by reference.

Except as described in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any Covered Persons presently has any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

The Covered Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed as Exhibit 3 to this schedule and incorporated into this Item 6 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 7.  Material to be filed as Exhibits.

Exhibit 1

Stock Purchase Agreement, dated as of February 9, 2007, by and among the Issuer, MVC, LBH (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on February 15, 2007, and incorporated herein by this reference).

Exhibit 2	Registration Rights Agreement, dated as of May 9, 2007, by and between the Issuer and LBH.

Exhibit 3	Joint Filing Agreement, dated as of May 17, 2007, by and among LBH, the Kelso Entities and GO7.

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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2007

LA BELLA HOLDINGS LLC

By:	/s/ Richard Thompson
Name: Richard Thompson
Title: Chief Executive Officer

KELSO INVESTMENT ASSOCIATES VII, L.P.

By:	KELSO GP VII, L.P., its general partner
By:	KELSO GP VII, LLC, its general partner

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Managing Member

KELSO GP VII, L.P., its general partner
By:	KELSO GP VII, LLC, its general partner

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Managing Member

KELSO GP VII, LLC

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Managing Member

KEP VI, LLC

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Managing Member

GO 7 BRANDS LLC

By:	/s/ Richard Thompson
Name: Richard Thompson
Title: Managing Member

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SCHEDULE A

Board of Managers of LBH

Manager	Appointing Member	Residence or Business Address
Philip E. Berney	Kelso Investment Associates VII, L.P.	c/o Kelso & Company 320 Park Ave., 24th Floor New York, NY 10022 Attn: Jim Connors, Managing Director & General Counsel
Frank J. Loverro	KEP VI, LLC	c/o Kelso & Company 320 Park Ave., 24th Floor New York, NY 10022 Attn: Jim Connors, Managing Director & General Counsel
Richard Thompson	GO7 Brands LLC	GO7 Brands LLC 400 Plaza Drive, 1st Floor Secaucus, NJ 07094 Attn: Richard Thompson, Principal

Kelso Entities

The following table sets forth the name and present principal occupation of each managing member of Kelso GP LLC and KEP. The business address of each such person is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal Employment
Frank T. Nickell	President and Chief Executive Officer of Kelso
Thomas R. Wall, IV	Managing Director of Kelso
George E. Matelich	Managing Director of Kelso
Michael B. Goldberg	Managing Director of Kelso
David I Wahrhaftig	Managing Director of Kelso
Frank K. Bynum, Jr.	Managing Director of Kelso
Philip E. Berney	Managing Director of Kelso
Frank J. Loverro	Managing Director of Kelso
James J. Connors, II	Managing Director and General Counsel of Kelso

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